Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: June 5, 2026

On June 5, 2026, Mark Parrell, President and Chief Executive Officer of Equity Residential, sent the below email, on behalf of Mr. Parrell and Benjamin W. Schall, Chief Executive Officer and President of AvalonBay Communities, Inc., to employees of Equity Residential.

This communication is the first of several updates on the integration planning process that we expect to share in the weeks and months ahead. During that time, we will provide additional information as decisions are made and outline what associates should expect as the process moves forward.

We want to begin by reemphasizing why the two companies entered into this transformative merger of equals. This combination is not about getting bigger just to be bigger. It is about creating a new and fundamentally stronger company. Together, we will further enhance the resident experience, invest in technology and innovation at scale, and pursue an expanded set of growth opportunities. In addition to better tools, technology, and resources for associates, more growth means more opportunities for associates to take on new roles and develop new skills.

There are naturally many questions on how a merger of equals will work in practice. Associates at both Equity Residential and AvalonBay are rightly proud of their companies’ histories and strong cultures. The new company will draw on those foundational strengths while bringing together leaders and associates across both organizations, identifying the best practices, technologies, and ways of working from each, and building something new and stronger from them. A merger of equals is not about one company’s way winning out over the other’s. It is about finding the best way forward — from wherever it comes — and building a new company with a new identity in the process.

We also recognize that there are real questions about what comes next and what it may mean for you, your team, your benefits, and more. Some decisions have not yet been made, and it is important for us to acknowledge that uncertainty directly. We are committed to sharing information as we get closer to closing. In conjunction with this message, we are also providing an updated Employee FAQ which addresses a number of initial questions, including compensation and benefits prior to closing, severance policies, the treatment of outstanding equity awards, and the grandfathering of years of service.

As to next steps, until the merger closes, AvalonBay and Equity Residential will continue to operate as separate companies, each serving its residents and carrying forward the important work we each do every day. We appreciate your continued focus during this period.

Next week, we will announce the members of the executive leadership team of the new company. We recognize that leadership clarity is essential to a successful integration, to effective decision-making, and to the broader work of building a unified organization. We will also host town halls in Arlington and Chicago, including livestream access for all associates, where you can hear more and ask questions directly. Calendar invitations will be distributed on Monday.

In the coming weeks, we will establish our integration planning teams and begin the detailed work required to prepare the new company for a successful launch. That work includes building the combined operating model, protecting the resident experience, and preparing for a seamless Day 1. Integration excellence is the first step and the foundation for everything that follows.

There is a significant amount of work ahead. Much of it will create meaningful opportunity. We also recognize, however, that not every decision will be universally welcomed, that challenges will arise despite careful planning, and that we will need to continue learning and refining our approach as we move forward. Even so, a set of clear principles will guide our decisions: serving residents well, protecting the resident experience through the transition, treating associates with fairness and respect, selecting the strongest ideas from both companies, and building a company with the capabilities and financial strength to create long-term value for residents, associates, and the communities we serve.

We are confident in the opportunity this combination creates and mindful of the responsibility that comes with a combination of this scale. As this process moves forward, we are committed to acting fairly, respectfully, and with discipline, while listening carefully to associates across both organizations.

A Word from Mark	A Word from Ben

I am incredibly proud of what the Equity Residential team has built and of the way it has been built, with a consistent commitment to doing right by our residents, our communities, and one another. The culture, care, and commitment I have seen from this organization every day have been remarkable.

It has been the singular honor of my professional life to lead you as your CEO these past eight years and to have worked at the company for 27 years. It’s been an amazing ride! I know you will bring all your talents to creating a new combined company that will transform the rental housing industry. I am committed to working alongside Ben throughout this transition to bring two outstanding teams together. And I can’t wait to see what the combined team accomplishes in the years ahead.

As we take these next steps, I am especially mindful of all that AvalonBay has built over the last 30 years. It is a company with a strong foundation, shaped by people who care deeply about our residents, our communities, and one another, and sustained by an enduring culture that has set us apart for decades.

There is a long-standing mutual respect between AvalonBay and Equity Residential, forged through decades of shared experience and a common belief in doing this work the right way. That mutual respect creates a solid footing for what comes next.

Together, we have the chance to create one of the country’s truly great real estate companies — one with the people, capabilities, and financial strength to redefine leadership in rental housing over the long term and to serve residents and communities exceptionally well.

We appreciate your engagement, your questions, and your continued commitment to the residents and communities we serve. We will share further updates in the weeks ahead.

Mark Parrell President & CEO, Equity Residential	Ben Schall President & CEO, AvalonBay Communities

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay Communities, Inc. (“AvalonBay”) operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to Equity Residential’s shareholders and AvalonBay’s stockholders seeking their respective approval of the proposed transaction and other related matters. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY

OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.